SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-32261; File No. 812-14453]

AB Private Credit Investors Corporation, et al.; Notice of Application

September 13, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 17(d) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act permitting certain joint

transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and under rule 17d-1

under the Act.

Summary of Application: Applicants request an order to permit a business development

company ("BDC") and certain closed end investment companies to co-invest in portfolio

companies with each other and with affiliated investment funds.

Applicants: AB Private Credit Investors Corporation ("AB BDC I"), AB Private Credit

Investors Middle Market Direct Lending Fund, L.P. ("AB PCI Fund I"), AB Energy Opportunity

Fund, L.P. ("AB Energy Fund," and together with AB PCI Fund I, the "Existing Affiliated

Funds"), and AB Private Credit Investors LLC ("AB-PCI"), on behalf of itself and its

successors.[1]

Filing Dates: The application was filed on April 30, 2015, and amended on October 5, 2015 and

May 24, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

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[1]   The term "successor," as applied to each AB-PCI Adviser (defined below), means an entity that
       results from a reorganization into another jurisdiction or change in the type of business organization.

Hearing requests should be received by the Commission by 5:30 p.m. on October 7, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants, 1345 Avenue of the Americas, New York, NY 10105.

For Further Information Contact: Christine Y. Greenlees, Senior Counsel, at (202) 551-6879, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   AB BDC I, a Maryland corporation, is organized as a closed-end management investment company that will elect to be regulated as a BDC under section 54(a) of the Act prior to the effectiveness of the requested order.[2] AB BDC I's Objectives and Strategies[3] are to

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[2]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]   "Objectives and Strategies" means a Regulated Fund's (defined below) investment objectives and strategies, as described in the Regulated Fund's registration statement on Form N-2 or Form 10-12G,

principally generate current income through direct investments in private loans and notes and, to a lesser extent, long-term capital appreciation through private equity investments. The board of directors of AB BDC I (the "AB BDC I Board") is comprised of three directors. The AB BDC I Board and any board of directors of a Future Regulated Fund (defined below) (the "Boards" and each a "Board") will be comprised of directors, a majority of whom will not be "interested persons," within the meaning of section 2(a)(19) of the Act (the "Non-Interested Directors"), of AB BDC I or any Future Regulated Fund.

2.   AB PCI Fund I is a Delaware limited partnership that is exempt from registration pursuant to section 3(c)(7) of the Act. AB PCI Fund I's investment objective and strategies are to generate both current income and long-term capital appreciation through debt and equity investments.

3.   AB Energy Fund is a Delaware limited partnership that is exempt from registration pursuant to section 3(c)(7) of the Act. AB Energy Fund's investment objective and strategies are to generate attractive risk-adjusted returns, through current income and capital gains, by capitalizing on private and public debt and equity investment opportunities in North American oil and gas producers.

4.   AB-PCI, a Delaware limited liability company, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). AB-PCI is a wholly-owned subsidiary of AllianceBernstein L.P., a New York based global asset management firm. AB-PCI will serve as investment adviser to AB BDC I and currently serves as investment adviser to the Existing Affiliated Funds.

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as applicable, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933 (the "Securities Act"), or under the Securities Exchange Act of 1934, and the Regulated Fund's reports to shareholders.

5.   Applicants seek an order ("Order") to permit one or more Regulated Funds[4]

and/or one or more Affiliated Funds[5] to participate in the same investment opportunities through

a proposed co-investment program (the "Co-Investment Program") where such participation

would otherwise be prohibited under section 57(a)(4) and rule 17d-1 by (a) co-investing with

each other in securities issued by issuers in private placement transactions in which an AB-PCI

Adviser negotiates terms in addition to price; [6] and (b) making additional investments in

securities of such issuers, including through the exercise of warrants, conversion privileges, and

other rights to purchase securities of the issuers ("Follow-On Investments"). "Co-Investment

Transaction" means any transaction in which a Regulated Fund (or its Wholly-Owned

Investment Sub, defined below) participated together with one or more other Regulated Funds

and/or one or more Affiliated Funds in reliance on the requested Order. "Potential Co-

Investment Transaction" means any investment opportunity in which a Regulated Fund (or its

Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds

and/or one or more other Regulated Funds without obtaining and relying on the Order.[7]

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[4]   "Regulated Fund" means AB BDC I and any Future Regulated Fund. "Future Regulated Fund"
      means any closed-end management investment company (a) that is registered under the Act or has
      elected to be regulated as a BDC, (b) whose investment adviser is an AB-PCI Adviser, and (c) that
      intends to participate in the Co-Investment Program. The term "AB-PCI Adviser" means (a) AB-PCI
      and (b) any future investment adviser that is controlled by AB-PCI and is registered as an investment
      adviser under the Advisers Act.

[5]   "Affiliated Fund" means the Existing Affiliated Funds and any Future Affiliated Fund. "Future
      Affiliated Fund" means any entity (a) whose investment adviser is an AB-PCI Adviser, (b) that would
      be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to
      participate in the Co-Investment Program.

[6]   The term "private placement transactions" means transactions in which the offer and sale of securities
      by the issuer are exempt from registration under the Securities Act.

[7]   All existing entities that currently intend to rely upon the requested Order have been named as
      applicants. Any other existing or future entity that subsequently relies on the Order will comply with
      the terms and conditions of the application.

6.	Applicants state that any of the Regulated Funds may, from time to time, form one or more Wholly-Owned Investment Subs.[8] Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of section 57(a)(4) and rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the requested Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund's Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Regulated Fund's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

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[8]	The term "Wholly-Owned Investment Sub" means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

7.   When considering Potential Co-Investment Transactions for any Regulated Fund, the applicable AB-PCI Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. The Board of each Regulated Fund, including the Non-Interested Directors has (or will have prior to relying on the requested Order) determined that it is in the best interests of the Regulated Fund to participate in the Co-Investment Transaction.[9]

8.   Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the AB-PCI Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the Board eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the "required majority," as defined in section 57(o) of the Act ("Required Majority")[10] will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund.

9.   With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments

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[9]   The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[10]   In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o).

as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

10. No Non-Interested Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than through share ownership in one of the Regulated Funds.

11. Applicants also represent that if an AB-PCI Adviser or its principals, or any person controlling, controlled by, or under common control with an AB-PCI Adviser or its principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25% of the outstanding voting shares of a Regulated Fund (the "Shares"), then the Holders will vote such Shares as required under condition 14.

Applicants' Legal Analysis:

1. Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in joint transactions with the BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, any person who is directly or indirectly controlling, controlled by, or under common control with a BDC is subject to section 57(a)(4). Applicants submit that each of the Regulated Funds and Affiliated Funds could be deemed to be a person related to each Regulated Fund in a manner described by section 57(b) by virtue of being under common control. Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies

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will be deemed to apply to transactions subject to section 57(a)(4). Because the Commission has

not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with

Regulated Funds that are BDCs. Section 17(d) of the Act and rule 17d-1 under the Act are

applicable to Regulated Funds that are registered closed-end investment companies.

2.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons

of a registered investment company from participating in joint transactions with the company

unless the Commission has granted an order permitting such transactions. In passing upon

applications under rule 17d-1, the Commission considers whether the company's participation in

the joint transaction is consistent with the provisions, policies, and purposes of the Act and the

extent to which such participation is on a basis different from or less advantageous than that of

other participants.

3.   Applicants state that in the absence of the requested relief, the Regulated Funds

would be, in some circumstances, limited in their ability to participate in attractive and

appropriate investment opportunities. Applicants believe that the proposed terms and conditions

will ensure that the Co-Investment Transactions are consistent with the protection of each

Regulated Fund's shareholders and with the purposes intended by the policies and provisions of

the Act. Applicants state that the Regulated Funds' participation in the Co-Investment

Transactions will be consistent with the provisions, policies, and purposes of the Act and on a

basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.   Each time an AB-PCI Adviser considers a Potential Co-Investment Transaction

for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's AB-PCI Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   (a)   If the AB-PCI Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the applicable AB-PCI Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable AB-PCI Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party's available capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the applicable AB-PCI Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(A)   the interests of the shareholders of the Regulated Fund; and

(B)   the Regulated Fund's then-current Objectives and Strategies;

(iii)   the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the participating Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)   the applicable AB-PCI Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Affiliated Fund or any

Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated

Fund receives in connection with the right of an Affiliated Fund or a Regulated

Fund to nominate a director or appoint a board observer or otherwise to

participate in the governance or management of the portfolio company will be

shared proportionately among the participating Affiliated Funds (who each may,

in turn, share its portion with its affiliated persons) and the participating

Regulated Funds in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Fund will not benefit the AB-PCI

Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of

them (other than the parties to the Co-Investment Transaction), except (A) to the extent

permitted by condition 13, (B) to the extent permitted by section 17(e) or 57(k) of the Act, as

applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to

the Co-Investment Transaction, or (D) in the case of fees or other compensation described in

condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-

Investment Transaction or to invest less than the amount proposed.

4.   The applicable AB-PCI Adviser will present to the Board of each Regulated

Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions

made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that

fell within the Regulated Fund's then-current Objectives and Strategies that were not made

available to the Regulated Fund, and an explanation of why the investment opportunities were

not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8,[11] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.   A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable AB-PCI Advisers will:

        (i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

        (ii)   formulate a recommendation as to participation by each Regulated Fund in the disposition.

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[11]   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(b)   Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)   A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the AB-PCI Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)   Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.   (a)   If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable AB-PCI Advisers will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without

obtaining prior approval of the Required Majority if: (i) the proposed participation of each

Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding

investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of

the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability

to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the

application). In all other cases, the AB-PCI Adviser will provide its written recommendation as

to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will

participate in such Follow-On Investment solely to the extent that a Required Majority

determines that it is in the Regulated Fund's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Regulated Funds' and

the Affiliated Funds' outstanding investments immediately preceding the Follow-On

Investment; and

(ii)   the aggregate amount recommended by the AB-PCI Adviser to be invested

by each Regulated Fund in the Follow-On Investment, together with the amount proposed

to be invested by the participating Affiliated Funds in the same transaction, exceeds the

amount of the opportunity; then the amount invested by each such party will be allocated

among them pro rata based on each participant's capital available for investment in the

asset class being allocated, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be

considered a Co-Investment Transaction for all purposes and subject to the other conditions set

forth in the application.

9.   The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the AB-PCI Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee[12] (including break-up or commitment fees but excluding

broker's fees contemplated section 17(e) or 57(k) of the Act, as applicable), received in

connection with a Co-Investment Transaction will be distributed to the participating Regulated

Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed,

as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an

AB-PCI Adviser pending consummation of the transaction, the fee will be deposited into an

account maintained by such AB-PCI Adviser at a bank or banks having the qualifications

prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest

that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds

based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated

Funds, the AB-PCI Advisers, the other Regulated Funds or any affiliated person of the Regulated

Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a

result of or in connection with a Co-Investment Transaction (other than (a) in the case of the

Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees

or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an AB-PCI

Adviser, investment advisory fees paid in accordance with the agreement between the AB-PCI

Adviser and the Regulated Fund or Affiliated Fund.

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[12]   Applicants are not requesting and the staff is not providing any relief for transaction fees received in
        connection with any Co-Investment Transaction.

14.	If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board's composition, size or manner of election.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary